Exhibit 99.1

JD.com Announces Fourth Quarter and Full Year 2019 Results

Beijing, China—-March 2, 2020—-JD.com, Inc. (NASDAQ: JD), China’s leading technology driven e-commerce company and retail infrastructure service provider, today announced its unaudited financial results for the quarter and the full year ended December 31, 2019.

Fourth Quarter and Full Year 2019 Highlights

•

Net revenues for the fourth quarter of 2019 were RMB170.7 billion (US$[1]24.5 billion), an increase of 26.6% from the fourth quarter of 2018. Net service revenues for the fourth quarter of 2019 were RMB21.0 billion (US$3.0 billion), an increase of 43.6% from the fourth quarter of 2018. Net revenues for the full year of 2019 were RMB576.9 billion (US$82.9 billion), an increase of 24.9% from the full year of 2018. Net service revenues for the full year of 2019 were RMB66.2 billion (US$9.5 billion), an increase of 44.1% from the full year of 2018.

•

Income from operations for the fourth quarter of 2019 was RMB529.5 million (US$76.1 million), compared to loss from operations of RMB938.9 million for the same period last year. Non-GAAP[2] income from operations for the fourth quarter of 2019 was RMB704.0 million (US$101.1 million), compared to RMB313.0 million for the fourth quarter of 2018. Income from operations for the full year of 2019 was RMB9.0 billion (US$1.3 billion), compared to loss from operations of RMB2.6 billion for the same period last year. Non-GAAP income from operations for full year of 2019 increased by 364% to RMB8.9 billion (US$1.3 billion) with a non-GAAP operating margin of 1.5%, as compared to RMB1.9 billion for the full year of 2018 with a non-GAAP operating margin of 0.4%.

•

Net income attributable to ordinary shareholders for the fourth quarter of 2019 was RMB3.6 billion (US$0.5 billion), compared to a net loss attributable to ordinary shareholders of RMB4.8 billion for the same period last year. Non-GAAP net income attributable to ordinary shareholders for the fourth quarter of 2019 was RMB810.7 million (US$116.5 million), compared to RMB749.9 million for the same period last year. Net income attributable to ordinary shareholders for the full year of 2019 was RMB12.2 billion (US$1.8 billion), compared to a net loss attributable to ordinary shareholders of RMB2.5 billion for the full year of 2018. Non-GAAP net income attributable to ordinary shareholders for the full year of 2019 increased by 211% to RMB10.7 billion (US$1.5 billion), compared to RMB3.5 billion for the full year of 2018.

•

Diluted net income per ADS for the fourth quarter of 2019 was RMB2.44 (US$0.35), compared to diluted net loss per ADS of RMB3.32 for the fourth quarter of 2018. Non-GAAP diluted net income per ADS for the fourth quarter of 2019 was RMB0.54 (US$0.08), compared to RMB0.51 for the same quarter last year. Diluted net income per ADS for the full year of 2019 was RMB8.21 (US$1.18), compared to diluted net loss per ADS of RMB1.73 for the full year of 2018. Non-GAAP diluted net income per ADS for the full year of 2019 was RMB7.25 (US$1.04), as compared to RMB2.35 for the full year of 2018.

[1]

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2019, which was RMB6.9618 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

[2]	See the sections entitled “Non-GAAP Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

•

Operating cash flow for the full year of 2019 increased to RMB24.8 billion (US$3.6 billion) from RMB20.9 billion for the full year of 2018. Free cash flow, which excludes the impact from JD Baitiao receivables included in the operating cash flow, for the full year of 2019 increased to inflow of RMB19.5 billion (US$2.8 billion), compared to outflow of RMB7.9 billion for the full year of 2018.

•	Annual active customer accounts[3] increased by 18.6% to 362.0 million in 2019 from 305.3 million in 2018. Mobile monthly active users[4] in December 2019 increased by 41% as compared to December 2018.

“We achieved robust top-line growth for the fourth quarter as Chinese consumers increasingly associate the JD brand with trust and reliability,” said Richard Liu, Chairman and Chief Executive Officer of JD.com. “We also saw strong customer growth, especially in China’s lower-tier cities, driven by innovative marketing, superior product selection and better customer service.”

Richard Liu continued, “Since late January, we’ve spared no effort in the fight against COVID-19 in China. Our leading supply chain and logistics network have been called upon to address unmet needs across China. We’ve been ensuring consumers’ livelihoods while partnering with public institutions to ensure access to emergency supplies. In Hubei, the epicenter of the outbreak, we have been providing medical supplies and facilitating relief organizations to maintain continuous supply to hospitals, in addition to rolling out a suite of innovations across our business to help the country. All of us at JD will continue working around the clock to help Chinese consumers, merchants and communities get through this challenging time.”

“We are pleased to conclude 2019 with another strong set of results in the fourth quarter,” said Sidney Huang, Chief Financial Officer of JD.com. “The year 2019 sets a new milestone in our corporate history with record earnings and excellent cash flow on an annual basis as our continued investments in infrastructure and technology began to yield solid financial results. Our vertically integrated ecommerce model, resilient self-built logistics network and high level of consumer trust allow us to continue serving consumers effectively now and in the long term.”

[3]

Annual active customer accounts are customer accounts that made at least one purchase during the twelve months ended on the respective dates, whether through online direct sales or online marketplaces.

[4]	Mobile monthly active users in a given month are the number of unique mobile devices that were used to visit JD mobile app at least once during that month.

Business Highlights

Environment, Social and Governance

•

Following the coronavirus outbreak, JD reacted swiftly to ensure the smooth transportation and supply of key medical resources and daily necessities nationwide by leveraging its in-house delivery team and its capabilities in areas including supply chain, logistics infrastructure and related technologies. JD Retail promptly donated over one million face masks, as well as a significant amount of drugs and medical supply items on January 24th, 2020, to help residents in Hubei, the epicenter province. JD Logistics, one of three logistics companies recommended to offer logistics solutions in Wuhan, the epicenter of the outbreak, has made emergency medicine deliveries for local pharma companies, prioritized orders from hospitals and medical institutions and established an express route for transporting relief supplies from throughout China to Wuhan. Cooperating with over 30,000 doctors, JD Health launched 24/7 free online medical consultation and psychological counselling services. JD Health also invited leading medical specialists to hold livestreaming sessions, providing the public with clinical disease information and preventative measures. In addition, JD has rolled out a series of measures to subsidize and support coronavirus-hit merchants on its platform, including fee reductions and waivers as well as financing, logistics, marketing and technology support. JD has also introduced additional preferential policies for merchants in Hubei province.

JD Retail

•

In the fourth quarter, JD.com made further progress in its Consumer to Manufacturer (C2M) initiative, which helps brands to provide tailored products on JD’s platforms by leveraging the company’s big data capabilities and consumer insights. During the Singles Day Shopping Festival in 2019, JD saw increasing popularity with its C2M products. Sales of tailored personal computers increased by over 490%, and sales of customized refrigerators and washing machines also increased substantially.

•

As part of the company’s omnichannel strategy, on November 11, JD.com launched JD E-SPACE, a 50,000 square-meter experience store in Chongqing. The super store provides customers a unique and immersive experience in which they can fully interact with innovative electronics and smart products from over 1,000 brands. In-store customers can purchase products online through the JD platform and enjoy fast direct-to-door delivery. In the fourth quarter, 7FRESH, JD’s offline fresh food supermarket brand, launched two new omnichannel store formats: 7FRESH LIFE and SEVEN FUN, in Beijing. 7FRESH LIFE is a 24/7 fresh food supermarket that provides in-store purchase and online order delivery options of groceries as well as meal solutions for customers in the surrounding local community. SEVEN FUN is a lifestyle space located in Beijing’s business district and provides various meal and leisure options for local professionals.

JD Logistics

•

In the fourth quarter, JD Logistics launched its largest Asia No.1 warehouse in Dongguan, located near Shenzhen, greatly improving product availability in the Guangdong-Hong Kong-Macao Greater Bay Area and helping enterprise customers lower logistics costs. As of the end of 2019, JD has established Asia No.1 mega warehouses in 17 cities across China, forming the largest smart warehouse cluster in Asia. In the fourth quarter, two ultra-large sorting centers began operations in JD’s Chengdu and Wuhan Asia No.1 warehouses, each able to handle over one million daily orders, greatly enhancing JD Logistics’ ability to serve consumers in southwest and central China.

•

In the fourth quarter, JD Logistics formed a partnership with Mannings, Hong Kong’s largest health and beauty products chain store. JD Logistics will provide Mannings with comprehensive logistics solutions including international transportation, customs clearance, sorting and delivery. JD Logistics’ strong network and international supply chain capabilities will help Mannings to deliver high-quality products to customers in China in a highly effective and transparent manner.

•

As of December 31, 2019, JD Logistics operated over 700 warehouses, which covered an aggregate gross floor area of approximately 16.9 million square meters, including warehouse space managed under the JD Logistics Open Warehouse Platform.

Equity Investees Update

•

JD.com joint venture, DADA Group, formerly known as Dada-JD Daojia, China’s leading on-demand logistics and omnichannel e-commerce platform, saw robust growth during the 2019 Singles Day Shopping Festival, with sales on the JD Daojia platform almost doubling year over year and sales surging 5.7 times in the third and fourth tier cities compared to last year as consumers welcomed the convenience of its one-hour shopping delivery service. To date, JD Daojia has formed partnerships with over 70 first-tier international and domestic FMCG brands, and Dada Now, its logistics network covers over 2,400 counties and cities across the country, adding important supplementary capacity to JD Logistics’ infrastructure. In response to the coronavirus outbreak, JD Daojia has partnered with over 50 supermarket chains as well as nearly 30 community grocery chains to meet the enormous demand for to-door delivery of fresh produce. DADA Group has also launched a fast track allowing retailers and brands to join the platform within 24 hours, helping merchants to offer on-demand fulfillment solutions in the current capacity-constrained environment.

Operational Metrics Update

•	As of December 31, 2019, JD.com had over 270,000 merchants on its online marketplace, and over 220,000 employees excluding part-time and interns.

Fourth Quarter 2019 Financial Results

Net Revenues. For the fourth quarter of 2019, JD.com reported net revenues of RMB170.7 billion (US$24.5 billion), representing a 26.6% increase from the same period in 2018. Net product revenues increased by 24.5%, while net service revenues increased by 43.6% for the fourth quarter of 2019, as compared to the same period of 2018.

Cost of Revenues. Cost of revenues increased by 26.8% to RMB146.7 billion (US$21.1 billion) for the fourth quarter of 2019 from RMB115.7 billion for the fourth quarter of 2018. This increase was primarily due to the growth of the company’s online direct sales business and the logistics services provided to third parties.

Fulfillment Expenses. Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 24.1% to RMB11.0 billion (US$1.6 billion) for the fourth quarter of 2019 from RMB8.9 billion for the fourth quarter of 2018. Fulfillment expenses as a percentage of net revenues decreased to 6.4% for the fourth quarter of 2019, compared to 6.6% in the same period last year, mainly due to economies of scale from enhanced logistics capacity utilization and staff productivity.

Marketing Expenses. Marketing expenses increased by 29.5% to RMB8.2 billion (US$1.2 billion) for the fourth quarter of 2019 from RMB6.4 billion for the fourth quarter of 2018.

Research and Development Expenses. Research and development expenses increased to RMB3.6 billion (US$0.5 billion) for the fourth quarter of 2019 from RMB3.5 billion for the fourth quarter of 2018.

General and Administrative Expenses. General and administrative expenses increased to RMB1.5 billion (US$0.2 billion) for the fourth quarter of 2019 from RMB1.4 billion for the fourth quarter of 2018.

Gain on Sale of Development Properties. Gain on sale of development properties for the fourth quarter of 2019 was RMB0.8 billion (US$0.1 billion), which was part of the gain on sale of development properties to the Core Fund in relation to the previously disclosed February 2019 transaction.

Income/(Loss) from Operations and Non-GAAP Income from Operations. Income from operations for the fourth quarter of 2019 was RMB529.5 million (US$76.1 million), compared to loss from operations of RMB938.9 million for the same period last year. Non-GAAP income from operations for the fourth quarter of 2019 was RMB704.0 million (US$101.1 million), compared to RMB313.0 million for the fourth quarter of 2018. Operating margin of JD Retail before unallocated items for the fourth quarter of 2019 was 1.4%, compared to 1.1% for the fourth quarter of 2018.

Non-GAAP EBITDA for the fourth quarter of 2019 was RMB2.0 billion (US$0.3 billion) with a non-GAAP EBITDA margin of 1.2%, as compared to RMB1.5 billion with a non-GAAP EBITDA margin of 1.1% for the fourth quarter of 2018.

Others, net. Others are other non-operating income/(loss) including gains/(losses) from fair value change of long-term investments, gains from business and investment disposals, impairment of investments, government incentives, foreign exchange gains/(losses) and others. In the fourth quarter of 2019, other non-operating income was RMB3.6 billion (US$0.5 billion), compared with a loss of RMB4.0 billion for the fourth quarter of 2018. The substantial increase was primarily due to the increase of the fair value change of long-term investments, which had a gain of RMB4.2 billion (US$0.6 billion) for the fourth quarter of 2019, compared with a loss of RMB4.1 billion for the same period of last year.

Net Income/(Loss) Attributable to Ordinary Shareholders and Non-GAAP Net Income Attributable to Ordinary Shareholders. Net income attributable to ordinary shareholders for the fourth quarter of 2019 was RMB3.6 billion (US$0.5 billion), compared to net loss attributable to ordinary shareholders of RMB4.8 billion for the same period last year. Non-GAAP net income attributable to ordinary shareholders for the fourth quarter of 2019 was RMB810.7 million (US$116.5 million), compared to RMB749.9 million for the same period last year.

Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS for the fourth quarter of 2019 was RMB2.44 (US$0.35), compared to diluted net loss per ADS of RMB3.32 for the fourth quarter of 2018. Non-GAAP diluted net income per ADS for the fourth quarter of 2019 was RMB0.54 (US$0.08), as compared to RMB0.51 for the fourth quarter of 2018.

Cash Flow and Working Capital

As of December 31, 2019, the company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB64.5 billion (US$9.3 billion), compared to RMB39.5 billion as of December 31, 2018. For the fourth quarter of 2019, free cash flow of the company was as follows:

	For the three months ended
	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	6,028,130	3,701	532
Less: Impact from the decreasing JD Baitiao receivables included in the operating cash flow	(5,793,961)	(311,718)	(44,775)
Add/(less): Capital expenditures
Capital expenditures for development properties, net of related sales proceeds*	(2,515,276)	1,055,277	151,581
Other capital expenditures**	(1,720,252)	(903,487)	(129,778)

Free cash flow	(4,001,359)	(156,227)	(22,440)

*

Including logistics facilities and other real estate properties developed by the company’s property management group (“JD Property”), which may be sold under various equity structures. In the fourth quarter of 2019, approximately RMB2.5 billion proceeds from the sale of development properties were included in this line.

**	Including capital expenditures related to the company’s headquarters in Beijing and all other CAPEX.

Net cash provided by investing activities was RMB2.5 billion (US$0.4 billion) for the fourth quarter of 2019, consisting primarily of the loans repaid by JD Digits. In addition, cash paid for capital expenditures in the fourth quarter of 2019 was RMB2.3 billion, offset by the proceeds from sale of development properties to the Core Fund of RMB2.5 billion.

Net cash provided by financing activities was RMB3.1 billion (US$0.4 billion) for the fourth quarter of 2019, consisting primarily of cash received in the second closing of JD Health’s Series A financing.

For working capital turnover days, see table under “Supplemental Financial Information and Business Metrics.”

Full Year 2019 Financial Results

Net Revenues. For the full year of 2019, JD.com reported net revenues of RMB576.9 billion (US$82.9 billion), representing a 24.9% increase from the full year of 2018. Net product revenues increased by 22.7%, while net service revenues increased by 44.1% for the full year of 2019, as compared to the full year of 2018.

Cost of Revenues. Cost of revenues increased by 24.3% to RMB492.5 billion (US$70.7 billion) for the full year of 2019 from RMB396.1 billion for the full year of 2018. This increase was primarily due to the growth of the company’s online direct sales business and the logistics services provided to third parties.

Fulfillment Expenses. Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 15.5% to RMB37.0 billion (US$5.3 billion) for the full year of 2019 from RMB32.0 billion for the full year of 2018. Fulfillment expenses as a percentage of net revenues was 6.4% for the full year of 2019, compared to 6.9% for the full year of 2018.

Fulfilled Gross Margin5. Fulfilled gross margin for the full year of 2019 was 8.2%, as compared to 7.3% for the full year of 2018.

Marketing Expenses. Marketing expenses increased by 15.6% to RMB22.2 billion (US$3.2 billion) for the full year of 2019 from RMB19.2 billion for the full year of 2018.

Research and Development Expenses. Research and development expenses increased by 20.4% to RMB14.6 billion (US$2.1 billion) for the full year of 2019 from RMB12.1 billion for the full year of 2018.

General and Administrative Expenses. General and administrative expenses increased by 6.4% to RMB5.5 billion (US$0.8 billion) for the full year of 2019 from RMB5.2 billion for the full year of 2018.

Gain on Sale of Development Properties. Gain on sale of development properties for the full year of 2019 was RMB3.9 billion (US$0.6 billion), consisting primarily of the gain on sale of development properties to the Core Fund.

Income/(Loss) from Operations and Non-GAAP Income from Operations. Income from operations for the full year of 2019 was RMB9.0 billion (US$1.3 billion), compared to loss from operations of RMB2.6 billion for the full year of 2018. Non-GAAP income from operations for the full year of 2019 increased by 364% to RMB8.9 billion (US$1.3 billion) with a non-GAAP operating margin of 1.5%, as compared to RMB1.9 billion for the full year of 2018 with a non-GAAP operating margin of 0.4%. Operating margin of JD Retail before unallocated items for the full year of 2019 was 2.5%, compared to 1.6% for the full year of 2018.

Non-GAAP EBITDA for the full year of 2019 increased by 144% to RMB13.8 billion (US$2.0 billion) with a non-GAAP EBITDA margin of 2.4%, from RMB5.7 billion with a non-GAAP EBITDA margin of 1.2% for the full year of 2018.

Others, net. Other non-operating income for the full year of 2019 was RMB5.4 billion (US$0.8 billion), compared with RMB0.1 billion for the full year of 2018. The 2019 income was primarily attributable to gains from fair value change of long-term investments of RMB3.5 billion (US$0.5 billion) as well as various government incentives and gain on investment disposals.

[5]

Fulfilled gross margin is calculated by dividing fulfilled gross profit by net revenues. Fulfilled gross profit is defined as the difference between net revenues and the total amount of cost of revenues and fulfillment expenses.

Net Income/(Loss) Attributable to Ordinary Shareholders and Non-GAAP Net Income Attributable to Ordinary Shareholders. Net income attributable to ordinary shareholders for the full year of 2019 was RMB12.2 billion (US$1.8 billion), compared to net loss attributable to ordinary shareholders of RMB2.5 billion for the full year of 2018. Non-GAAP net income attributable to ordinary shareholders for the full year of 2019 increased by 211% to RMB10.7 billion (US$1.5 billion), compared to RMB3.5 billion for the full year of 2018.

Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS for the full year of 2019 was RMB8.21 (US$1.18), compared to diluted net loss per ADS of RMB1.73 for the full year of 2018. Non-GAAP diluted net income per ADS for the full year of 2019 was RMB7.25 (US$1.04) as compared to RMB2.35 for the full year of 2018.

Cash Flow and Working Capital

For the full year of 2019, free cash flow of the company was as follows:

	For the year ended
	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	20,881,422	24,781,220	3,559,600
Less: Impact from the decreasing JD Baitiao receivables included in the operating cash flow	(7,369,421)	(4,233,884)	(608,160)
Add/(less): Capital expenditures
Capital expenditures for development properties, net of related sales proceeds*	(8,857,569)	2,420,401	347,669
Other capital expenditures**	(12,511,925)	(3,514,741)	(504,861)

Free cash flow	(7,857,493)	19,452,996	2,794,248

*

Including logistics facilities and other real estate properties developed by JD Property, which may be sold under various equity structures. For the year ended December 31, 2019, approximately RMB7.9 billion proceeds from the sale of development properties were included in this line.

**	Including capital expenditures related to the company’s headquarters in Beijing and all other CAPEX.

Net cash used in investing activities was RMB25.3 billion (US$3.6 billion) for the full year of 2019, consisting primarily of increase in short-term investments of RMB22.5 billion, prepayments and investments in equity investees and purchases investment securities of RMB11.3 billion, and cash paid for capital expenditures of RMB9.0 billion, partially offset by the proceeds from sale of development properties of RMB7.9 billion, cash received from disposals of equity investment and investment securities of RMB4.6 billion, and the loans settled by JD Digits of RMB4.1 billion.

Net cash provided by financing activities was RMB2.6 billion (US$0.4 billion) for the full year of 2019, consisting primarily of cash received as part of JD Health’s Series A financing of RMB6.3 billion, partially offset by repayment of nonrecourse securitization debt of RMB3.9 billion.

For working capital turnover days, see table under “Supplemental Financial Information and Business Metrics.”

Full-Year Supplemental Information

The table below sets forth the full year segment operating results:

	For the year ended
	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
	(In thousands)
Net revenues:
JD Retail	447,502,173	552,245,141	79,325,051
New businesses*	14,665,281	23,932,278	3,437,657
Inter-segment	(1,103,943)	(435,364)	(62,536)

Total segment net revenues	461,063,511	575,742,055	82,700,172
Unallocated items**	956,248	1,146,429	164,674

Total consolidated net revenues	462,019,759	576,888,484	82,864,846

Operating income/(loss):
JD Retail	7,049,222	13,775,339	1,978,704
New businesses*	(5,136,657)	(1,022,281)	(146,841)
Including: gain on sale of development properties	—	3,884,709	558,004

Total segment operating income	1,912,565	12,753,058	1,831,863
Unallocated items**	(4,531,696)	(3,758,178)	(539,830)

Total consolidated operating income/(loss)	(2,619,131)	8,994,880	1,292,033

*

New businesses of the company include logistics services provided to third parties, overseas business, technology initiatives, as well as asset management services to logistics property investors and sale of development properties by JD Property.

JD Property develops and manages logistics facilities and other real estate properties. By leveraging its fund management platform, JD Property can realize development profits and recycle capital from mature properties to fund new developments and scale the business.

**

Unallocated items include share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, and impairment of goodwill and intangible assets, which are not allocated to segments.

The table below sets forth the full year revenue information:

	For the year ended
	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
	(In thousands)
Electronics and home appliance revenues	280,059,089	328,703,453	47,215,297
General merchandise revenues	136,049,657	182,030,514	26,147,047

Net product revenues	416,108,746	510,733,967	73,362,344
Marketplace and advertising revenues	33,531,862	42,680,212	6,130,629
Logistics and other service revenues	12,379,151	23,474,305	3,371,873

Net service revenues	45,911,013	66,154,517	9,502,502

Total net revenues	462,019,759	576,888,484	82,864,846

First Quarter 2020 Guidance

Net revenues for the first quarter of 2020 are expected to grow at least 10% compared with the first quarter of 2019. This forecast reflects JD.com’s current and preliminary expectation, which is subject to change in light of uncertainties related to how COVID-19 develops.

Conference Call

JD.com’s management will hold a conference call at 7:00 am, Eastern Time on March 2, 2020 (8:00 pm, Beijing/Hong Kong Time on March 2, 2020) to discuss the fourth quarter and full year 2019 financial results.

Listeners may access the call by dialing the following numbers:

US Toll Free:	+1-845-675-0437 or +1-866-519-4004

Hong Kong	+852-3018-6771 or 800-906-601

Mainland China	400-6208-038 or 800-8190-121

International	+65-6713-5090

Passcode:	3837306

A telephone replay will be available from 10:00 am, Eastern Time on March 2, 2020 through 8:59 am, Eastern Time on March 10, 2020. The dial-in details are as follows:

US Toll Free:	+1-855-452-5696 or +1-646-254-3697

International	+61-2-8199-0299

Passcode:	3837306

Additionally, a live and archived webcast of the conference call will also be available on the company’s investor relations website at http://ir.jd.com.

About JD.com.

JD.com is a leading technology driven e-commerce company transforming to become the leading supply chain based technology and service provider. The company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries. JD.com is the largest retailer in China, a member of the NASDAQ100 and a Fortune Global 500 company.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to ordinary shareholders, non-GAAP net margin, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per share and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, gain on sale of development properties and impairment of goodwill and intangible assets. The company defines non-GAAP net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements and non-compete agreements, gain/(loss) on disposals/deemed disposals of investments, reconciling items on the share of equity method investments, loss/(gain) from fair value change of long-term investments, impairment of goodwill, intangible assets and investments, gain and foreign exchange impact in relation to sale of development properties and tax effects on non-GAAP adjustments. The company defines free cash flow as operating cash flow adjusting the impact from JD Baitiao receivables included in the operating cash flow and capital expenditures, net of the proceeds from sale of development properties. Capital expenditures include purchase of property, equipment and software, cash paid for construction in progress, purchase of intangible assets and land use rights. The company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions. Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to ordinary shareholders and non-GAAP EBITDA reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from JD Baitiao receivables included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The company also believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the company’s current operating performance and future prospects in the same manner as management does, if they so choose. The company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The company’s non-GAAP financial measures do not reflect all items of income and expense that affect the company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Ruiyu Li

Senior Director of Investor Relations

+86 (10) 8912-6805

IR@JD.com

Media

+86 (10) 8911-6155

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except per share data and otherwise noted)

	As of
	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	34,262,445	36,971,420	5,310,612
Restricted cash	3,239,613	2,940,859	422,428
Short-term investments	2,035,575	24,602,777	3,533,968
Accounts receivable, net (including JD Baitiao of RMB6.3 billion and RMB1.0 billion as of December 31, 2018 and 2019, respectively)(1)	11,109,988	6,190,588	889,222
Advance to suppliers	477,109	593,130	85,198
Inventories, net	44,030,084	57,932,156	8,321,434
Prepayments and other current assets	6,564,700	5,629,561	808,636
Amount due from related parties	3,136,265	4,234,067	608,186

Total current assets	104,855,779	139,094,558	19,979,684
Non-current assets
Property, equipment and software, net	21,082,838	20,654,071	2,966,772
Construction in progress	6,553,712	5,806,308	834,024
Intangible assets, net	5,011,706	4,110,034	590,369
Land use rights, net	10,475,658	10,891,742	1,564,501
Operating lease right-of-use assets(2)	—	8,643,597	1,241,575
Goodwill	6,643,669	6,643,669	954,303
Investment in equity investees	31,356,616	35,575,807	5,110,145
Investment securities	15,901,573	21,417,104	3,076,375
Deferred tax assets	103,158	80,556	11,571
Other non-current assets (including JD Baitiao of RMB0.2 billion and RMB0.4 billion as of December 31, 2018 and 2019, respectively)(1)	5,283,948	6,806,258	977,658
Amount due from related parties	1,896,200	—	—

Total non-current assets	104,309,078	120,629,146	17,327,293

Total assets	209,164,857	259,723,704	37,306,977

JD.com, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except per share data and otherwise noted)

	As of
	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term borrowings	147,264	—	—
Nonrecourse securitization debt(1)	4,397,670	—	—
Accounts payable	79,985,018	90,428,382	12,989,224
Advances from customers	13,017,603	16,078,619	2,309,549
Deferred revenues	1,980,489	3,326,594	477,835
Taxes payable	825,677	2,015,788	289,550
Amount due to related parties	215,614	317,978	45,675
Accrued expenses and other current liabilities	20,292,680	24,656,180	3,541,639
Operating lease liability(2)	—	3,193,480	458,715

Total current liabilities	120,862,015	140,017,021	20,112,187
Non-current liabilities
Deferred revenues	463,153	1,942,635	279,042
Unsecured senior notes	6,786,143	6,912,492	992,917
Deferred tax liabilities	828,473	1,338,988	192,334
Long-term borrowings	3,088,440	3,139,290	450,931
Operating lease liabilities(2)	—	5,523,164	793,353
Other non-current liabilities	308,489	225,883	32,446

Total non-current liabilities	11,474,698	19,082,452	2,741,023

Total liabilities	132,336,713	159,099,473	22,853,210

(1)

JD Digits performs credit risk assessment services for JD Baitiao business and absorbs the credit risk of the underlying Baitiao receivables. Due to the company’s continuing involvement in the asset-backed securitization (“ABS”) arrangements prior to October 2017, the company was not able to derecognize the related Baitiao receivables upon issuance of ABS. Beginning from October 2017, the company revised certain structural arrangements for the new issuance of ABS plans, and derecognized the related Baitiao receivables.

(2)	On January 1, 2019, the company adopted ASC 842, the new lease standard, using the optional transition method.

JD.com, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except per share data and otherwise noted)

	As of
	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
MEZZANINE EQUITY
Convertible redeemable non-controlling interests	15,961,284	15,964,384	2,293,140

SHAREHOLDERS’ EQUITY
Total JD.com, Inc. shareholders’ equity (US$0.00002 par value, 100,000,000 shares authorized, 2,973,943 shares issued and 2,924,315 shares outstanding as of December 31, 2019)	59,770,973	81,855,970	11,757,875
Non-controlling interests	1,095,887	2,803,877	402,752

Total shareholders’ equity	60,866,860	84,659,847	12,160,627

Total liabilities, mezzanine equity and shareholders’ equity	209,164,857	259,723,704	37,306,977

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except per share data and otherwise noted)

	For the three months ended			For the year ended
	December 31, 2018	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	120,231,574	149,712,093	21,504,797	416,108,746	510,733,967	73,362,344
Net service revenues	14,600,975	20,971,945	3,012,431	45,911,013	66,154,517	9,502,502

Total net revenues	134,832,549	170,684,038	24,517,228	462,019,759	576,888,484	82,864,846

Cost of revenues	(115,660,696)	(146,685,835)	(21,070,102)	(396,066,126)	(492,467,391)	(70,738,515)
Fulfillment	(8,860,519)	(10,994,766)	(1,579,299)	(32,009,658)	(36,968,041)	(5,310,127)
Marketing	(6,352,543)	(8,225,450)	(1,181,512)	(19,236,740)	(22,234,045)	(3,193,721)
Research and development	(3,502,059)	(3,591,058)	(515,823)	(12,144,383)	(14,618,677)	(2,099,842)
General and administrative	(1,395,636)	(1,471,794)	(211,410)	(5,159,666)	(5,490,159)	(788,612)
Impairment of goodwill and intangible assets	—	—	—	(22,317)	—	—
Gain on sale of development properties	—	814,412	116,983	—	3,884,709	558,004

Income/(Loss) from operations(4)(5)	(938,904)	529,547	76,065	(2,619,131)	8,994,880	1,292,033

Other income/(expenses)
Share of results of equity investees	(171,284)	(518,211)	(74,436)	(1,113,105)	(1,738,219)	(249,680)
Interest income(3)	389,887	594,427	85,384	2,117,921	1,785,572	256,481
Interest expense(3)	(144,847)	(219,772)	(31,568)	(854,538)	(725,010)	(104,141)
Others, net	(3,951,371)	3,646,984	523,856	95,175	5,375,309	772,115

Income/(Loss) before tax	(4,816,519)	4,032,975	579,301	(2,373,678)	13,692,532	1,966,808

Income tax expenses	(60,967)	(479,137)	(68,824)	(426,872)	(1,802,440)	(258,904)

Net income/(loss)	(4,877,486)	3,553,838	510,477	(2,800,550)	11,890,092	1,707,904

Net loss attributable to non-controlling interests shareholders	(73,599)	(80,913)	(11,622)	(311,409)	(297,163)	(42,685)
Net income attributable to mezzanine equity classified non-controlling interests shareholders	839	797	114	2,492	3,100	445

Net income/(loss) attributable to ordinary shareholders	(4,804,726)	3,633,954	521,985	(2,491,633)	12,184,155	1,750,144

(3)

Interest expenses in relation to the nonrecourse securitization debt, which were collected from JD Digits in the same amount as interest income, were RMB74.7 million and nil for the three months ended December 31, 2018 and 2019, respectively. For the year ended December 31, 2018 and 2019, they were RMB527.0 million and RMB37.6 million, respectively.

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except per share data and otherwise noted)

	For the three months ended			For the year ended
	December 31, 2018	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$	RMB	RMB	US$
(4) Includes share-based compensation expenses as follows:
Cost of revenues	(23,986)	(24,556)	(3,527)	(71,983)	(82,243)	(11,813)
Fulfillment	(94,799)	(136,033)	(19,540)	(418,895)	(440,167)	(63,226)
Marketing	(52,252)	(78,419)	(11,264)	(190,499)	(258,860)	(37,183)
Research and development	(350,810)	(376,212)	(54,039)	(1,162,579)	(1,340,317)	(192,524)
General and administrative	(515,200)	(416,145)	(59,775)	(1,816,033)	(1,573,368)	(226,000)
(5) Includes amortization of business cooperation arrangement and intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(41,897)	(41,433)	(5,951)	(167,573)	(165,223)	(23,733)
Marketing	(310,469)	(140,430)	(20,171)	(1,231,889)	(637,374)	(91,553)
Research and development	(22,807)	(24,700)	(3,548)	(98,402)	(99,280)	(14,261)
General and administrative	(77,314)	(77,314)	(11,105)	(307,774)	(307,776)	(44,209)
Net income/(loss) per share:
Basic	(1.66)	1.24	0.18	(0.87)	4.18	0.60
Diluted	(1.66)	1.22	0.18	(0.87)	4.11	0.59
Net income/(loss) per ADS:
Basic	(3.32)	2.49	0.36	(1.73)	8.37	1.20
Diluted	(3.32)	2.44	0.35	(1.73)	8.21	1.18

JD.com, Inc.

Unaudited Non-GAAP Net Income Per ADS

(In thousands, except per share data and otherwise noted)

	For the three months ended			For the year ended
	December 31, 2018	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$	RMB	RMB	US$
Non-GAAP net income attributable to ordinary shareholders	749,902	810,722	116,450	3,459,772	10,749,907	1,544,127
Weighted average number of shares:
Basic	2,895,114	2,923,258	2,923,258	2,877,903	2,912,637	2,912,637
Diluted	2,895,114	2,980,261	2,980,261	2,877,903	2,967,322	2,967,322
Diluted (Non-GAAP)	2,937,822	2,980,261	2,980,261	2,943,379	2,967,322	2,967,322
Non-GAAP net income per ADS:
Basic	0.52	0.55	0.08	2.40	7.38	1.06
Diluted	0.51	0.54	0.08	2.35	7.25	1.04

JD.com, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows and Free Cash Flow
(In thousands)

	For the three months ended			For the year ended
	December 31, 2018	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	6,028,130	3,701	532	20,881,422	24,781,220	3,559,600
Net cash provided by/(used in) investing activities	(2,188,115)	2,452,444	352,272	(26,078,992)	(25,349,357)	(3,641,208)
Net cash provided by/(used in) financing activities	(3,920,878)	3,087,869	443,545	11,219,928	2,572,467	369,512
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(130,541)	(390,963)	(56,160)	1,681,163	405,891	58,302

Net increase/(decrease) in cash, cash equivalents and restricted cash	(211,404)	5,153,051	740,189	7,703,521	2,410,221	346,206
Cash, cash equivalents and restricted cash at beginning of period/(year)	37,713,462	34,759,228	4,992,851	29,798,537	37,502,058	5,386,834

Cash, cash equivalents and restricted cash at end of period/(year)	37,502,058	39,912,279	5,733,040	37,502,058	39,912,279	5,733,040

Net cash provided by operating activities	6,028,130	3,701	532	20,881,422	24,781,220	3,559,600
Less: Impact from JD Baitiao receivables included in the operating cash flow	(5,793,961)	(311,718)	(44,775)	(7,369,421)	(4,233,884)	(608,160)
Add/(Less): Capital expenditures
Capital expenditures for development properties, net of related sales proceeds	(2,515,276)	1,055,277	151,581	(8,857,569)	2,420,401	347,669
Other capital expenditures	(1,720,252)	(903,487)	(129,778)	(12,511,925)	(3,514,741)	(504,861)

Free cash flow	(4,001,359)	(156,227)	(22,440)	(7,857,493)	19,452,996	2,794,248

JD.com, Inc.
Supplemental Financial Information and Business Metrics

	Q4 2018	Q1 2019	Q2 2019	Q3 2019	Q4 2019
Free cash flow (in RMB billions) – trailing twelve months (“TTM”)	(7.9)	2.2	7.4	15.6	19.5
Inventory turnover days(6) – TTM	38.7	36.5	36.3	35.1	35.8
Accounts payable turnover days(7) – TTM	60.2	57.4	59.4	56.6	54.5
Accounts receivable turnover days(8) – TTM	2.7	3.0	3.3	3.2	3.2
Annual active customer accounts (in millions)	305.3	310.5	321.3	334.4	362.0

	For the year ended December 31,
	2017	2018	2019
GMV(9) (in RMB billions)	1,294.5	1,676.9	2,085.4

(6)	Inventory turnover days are the quotient of average inventory to cost of revenues of direct sales business for the last twelve months and then multiplied by 360 days.
(7)

Accounts payable turnover days are the quotient of average accounts payable of direct sales business to cost of revenues of direct sales business for the last twelve months and then multiplied by 360 days.

(8)

Accounts receivable turnover days are the quotient of average accounts receivable over five quarter ends to total net revenues of the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from JD Baitiao.

(9)

Gross Merchandise Volume (GMV) is the total value of all orders for products and services placed in the company’s online direct sales business and on the company’s online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned. GMV includes the value from orders placed on our websites and mobile apps as well as orders placed on third-party websites and mobile apps that are fulfilled by us or by our third-party merchants. The calculation of GMV includes shipping charges paid by buyers to sellers and for prudent consideration excludes certain transactions over certain amounts that are comparable to the disclosed parameters in GMV definition by our major industry peer. The company believes that GMV provides a measure of the overall volume of transactions that flow through our platform in a given period and is only useful for the purposes of industry and peer comparisons. Therefore, it should not be used as a financial metric.

JD.com, Inc.
Unaudited Reconciliation of GAAP and Non-GAAP Results
(In thousands, except percentage data)

	For the three months ended			For the year ended
	December 31, 2018	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$	RMB	RMB	US$
Income/(Loss) from operations	(938,904)	529,547	76,065	(2,619,131)	8,994,880	1,292,033
Add: Share-based compensation	1,037,047	1,031,365	148,145	3,659,989	3,694,955	530,746
Add: Amortization of intangible assets resulting from assets and business acquisitions	452,487	147,655	21,208	1,805,638	885,385	127,178
Reversal of: Effects of business cooperation arrangements	(237,651)	(190,139)	(27,312)	(956,248)	(822,161)	(118,096)
Reversal of: Gain on sale of development properties	—	(814,412)	(116,983)	—	(3,884,709)	(558,004)
Add: Impairment of goodwill and intangible assets	—	—	—	22,317	—	—

Non-GAAP income from operations	312,979	704,016	101,123	1,912,565	8,868,350	1,273,857

Add: Depreciation and other amortization	1,162,228	1,261,687	181,231	3,754,396	4,942,671	709,970

Non-GAAP EBITDA	1,475,207	1,965,703	282,354	5,666,961	13,811,021	1,983,827

Total net revenues	134,832,549	170,684,038	24,517,228	462,019,759	576,888,484	82,864,846
Non-GAAP operating margin	0.2%	0.4%	0.4%	0.4%	1.5%	1.5%

Non-GAAP EBITDA margin	1.1%	1.2%	1.2%	1.2%	2.4%	2.4%

JD.com, Inc.
Unaudited Reconciliation of GAAP and Non-GAAP Results
(In thousands, except percentage data)

	For the three months ended			For the year ended
	December 31, 2018	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$	RMB	RMB	US$
Net income/(loss) attributable to ordinary shareholders	(4,804,726)	3,633,954	521,985	(2,491,633)	12,184,155	1,750,144
Add: Share-based compensation	1,037,047	1,031,365	148,145	3,659,989	3,694,955	530,746
Add: Amortization of intangible assets resulting from assets and business acquisitions	452,487	147,655	21,208	1,805,638	885,385	127,178
Add/(Reversal of): Reconciling items on the share of equity method investments(10)	(41,246)	155,358	22,316	581,785	456,468	65,568
Add: Impairment of goodwill, intangible assets, and investments	194,111	1,000,056	143,649	615,455	2,750,769	395,123
Add/(Reversal of): Loss/(Gain) from fair value change of long-term investments, net of tax	4,064,650	(4,210,355)	(604,780)	1,512,979	(3,495,710)	(502,127)
Reversal of: Gain and foreign exchange impact in relation to sale of development properties	—	(814,412)	(116,983)	—	(3,997,416)	(574,193)
Add/(Reversal of): Loss/(Gain) on disposals/deemed disposals of investments	107,557	(8,891)	(1,277)	(1,320,266)	(1,236,726)	(177,645)
Reversal of: Effects of business cooperation arrangements and non-compete agreements	(258,245)	(211,077)	(30,320)	(1,035,020)	(904,284)	(129,892)
Add/(Reversal of): Tax effects on non-GAAP adjustments	(1,733)	87,069	12,507	130,845	412,311	59,225

Non-GAAP net income attributable to ordinary shareholders	749,902	810,722	116,450	3,459,772	10,749,907	1,544,127

Total net revenues	134,832,549	170,684,038	24,517,228	462,019,759	576,888,484	82,864,846
Non-GAAP net margin	0.6%	0.5%	0.5%	0.7%	1.9%	1.9%

(10)	To exclude the non-GAAP to GAAP reconciling items on the share of equity method investments, net of share of amortization of intangibles not on their books.